No Act

16004083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 1/18/2016

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 23 2016
Washington, DC 20549

February 23, 2016

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-23-16

Re: CVS Health Corporation
Incoming letter dated January 18, 2016

Dear Mr. Moffatt:

This is in response to your letter dated January 18, 2016 concerning the shareholder proposal submitted to CVS Health by Zevin Asset Management, LLC on behalf of the Merrily Lovell 2007 Trust dated 3/20/2007. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

February 23, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: CVS Health Corporation
Incoming letter dated January 18, 2016

The proposal urges the board to adopt principles for minimum wage reform.

There appears to be some basis for your view that CVS Health may exclude the proposal under rule 14a-8(i)(7), as relating to CVS Health's ordinary business operations. In this regard, we note that the proposal relates to general compensation matters. Accordingly, we will not recommend enforcement action to the Commission if CVS Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CVS Health relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CVS Health

Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 18, 2016

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of the
Merrily Lovell 2007 Trust dated 3/20/2007

Ladies and Gentlemen:

CVS Health Corporation, a Delaware corporation (the "**Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Zevin Asset Management, LLC on behalf of the Merrily Lovell 2007 Trust dated 3/20/2007 (the Merrily Lovell 2007 Trust, the "**Proponent**") in a letter dated November 25, 2015. The Proponent seeks inclusion of the Proposal in the proxy materials that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). A copy of the Proposal and all related correspondence with the Proponent are attached hereto as Exhibit A. The Company hereby requests confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Exchange Act, the Company omits the Proposal from its 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2016 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D, *Shareholder Proposals* (Nov. 7, 2008), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of its Division of Corporation Finance. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2016 Proxy

Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

I. The Proposal

The Proposal states: "CVS Health Corporation (CVS) shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016."

II. Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from the 2016 Proxy Materials under both Rule 14a-8(i)(7) and Rule 14a-8(i)(3) because (1) it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally) and (2) it is misleading in that it is vague and indefinite and the supporting statement contains potentially misleading statements.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because It Involves Matters that Relate to the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because it Relates to General Employee Compensation

The Commission stated that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The Staff has repeatedly permitted the exclusion of shareholder proposals under Rule 14a-8(i)(7) if they concern "general employee compensation" issues. *Staff Legal Bulletin No. 14A* (Jul. 12, 2002) ("**SLB 14A**"). In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)...".

The Staff has concurred in the exclusion under Rule 14a-8(i)(7) of proposals that have advocated for minimum wage reform on the grounds that they relate to general compensation matters, and thus to ordinary business operations, on multiple occasions. *See, e.g., Apple, Inc.* (Nov. 16, 2015) (allowing the exclusion of a proposal asking Apple's compensation committee to adopt new compensation principles responsive to the U.S.'s "general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corporation* (Mar. 18, 2015) (permitting the exclusion of a shareholder proposal that urged the board to encourage U.S. franchisees and its company-owned franchises to pay employees a minimum wage of $11 per hour); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal that requested a report on its suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

More generally, the Staff has consistently concurred with the exclusion under Rule 14a-8(i)(7) of proposals addressing the compensation of non-executive employees. *See, e.g., Microsoft Corp.* (Sept. 17, 2013) (concurring in the exclusion of a proposal asking the board to limit the average individual total compensation for senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company); *ENGlobal Corp.* (Mar. 28, 2012) (concurring in the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors"); *General Electric Company* (Jan. 6, 2011) (concurring in the exclusion of a proposal asking the board for a "breakdown" containing specified information about two of the company's pension plans as "the proposal relate[d] to compensation that may be paid to employees generally"); *Amazon.com, Inc.* (Mar. 7, 2005) (concurring in the exclusion of a proposal requesting that the board adopt and disclose a new policy on equity compensation, and cancel a certain equity compensation plan potentially affecting all employees); *Plexus Corp.* (Nov. 4, 2004) (concurring in the exclusion of a proposal requesting discontinuation of stock options for all employees and associates); *ConAgra Foods, Inc.* (June 8, 2001) (concurring in the exclusion of a proposal seeking to amend the exercise price, vesting and other terms of the company's stock plan because it related to general compensation issues).

In this case, the Proposal requests that the Company "adopt principles for minimum wage reform." It is not limited to the compensation of the senior-most executive officers, as the minimum wage issue would inherently not apply to such employees. Rather, it discusses concerns facing employees generally, costs of inflation and the relationship between minimum wage and the federal poverty line. Because the Proposal would impact none of the Company's executives, it is asking shareholders to vote on a matter relating to general employee compensation – an outcome that the Staff has consistently not supported. Thus, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's general employee compensation, and therefore ordinary business, matters.

ii. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks to Micro-Manage the Company's Board of Directors and Management

Furthermore, the Proposal also seeks to micro-manage the decisions of the Company's Board of Directors (the "**Board**") and management by setting an arbitrary deadline of October 2016 for publication of the "principles for minimum wage reform." The Commission noted in the 1998 Release that consideration should be given to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Further, the Commission has explained that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their "lack of business expertise and their lack of intimate knowledge of the issuer's business." *See Exchange Act Release No. 12999 (Nov. 22, 1976).*

In setting an arbitrary deadline, it appears that the Proponent has not considered the feasibility or practicability of analyzing and developing the proposed principles for minimum wage reform in such a short timeframe. Even if it was in the Company's best interests, the Company may not be able to make a sound assessment of how "minimum wage" should be "reformed" by the stated deadline of approximately five months after the 2016 annual meeting, particularly given the vast amount of information that the Proposal could be interpreted to require the Company to consider (as further described in Section II(B) below). Further, setting arbitrary deadlines reflects a lack of understanding of how the Company functions in that it does not consider what other and more pressing topics may be at the forefront of the Board's agenda for the months immediately following the 2016 annual meeting. Forcing the Board to analyze minimum wage concerns and develop a policy that would not apply to most of the Company's workforce by the stated deadline would detract from the Board's ability to perform its day-to-day business and to prioritize what it considers more pressing issues facing the Company. Thus, in setting an arbitrary deadline, the Proposal seeks to micro-manage Board and Company management, and is therefore excludable as related to ordinary business matters.

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(7).

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It is Misleading in Violation of Rule 14a-9

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

i. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Vagueness of the Resolution

The Proposal is excludable under Rule 14a-8(i)(3) because of the vagueness of the resolution. The resolution, as noted above, urges the Board to adopt principles for "minimum wage reform." It does not, however, explain whether the proposed principles should apply only to the members of the Company's workforce or to society at large. It does not advocate for a particular policy to be adopted, nor does it suggest particular principles on which the reform should focus. Without additional detail from the Proponent regarding what the "principles for minimum wage reform" might seek to accomplish, it is likely that the Company and its shareholders could interpret the Proposal differently, resulting in action by the Company that departs from those actions envisioned by the shareholders voting on the Proposal. *See Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting the exclusion of a proposed policy restricting the company from investing in certain securities where the proposal did not adequately describe the particular investments to be barred); *Fuqua Industries, Inc.* (Mar. 12, 1991) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) when, in addition to the fact that certain key terms were undefined, the proposal, when read as a whole, was not clear as to how specific phrases and components should be read together, making it difficult to interpret the meaning of the proposal overall).

ii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of its Failure to Define Key Terms

The Staff consistently has permitted the exclusion of shareholder proposals when such proposals have failed to define certain terms necessary to implement them or where the meaning and application of key terms or standards under the proposal could be subject to differing interpretations. In *Pfizer Inc.* (Dec. 22, 2014), for example, the Staff allowed exclusion of a proposal as vague and indefinite where the proposal requested a policy that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship." *See also The Boeing Company* (Mar. 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *General Motors Corp.* (Mar. 26, 2009) (concurring with the exclusion of a proposal to "eliminate all incentives for the CEO and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable).

Several of the Proposal's key terms are not defined and are so vague and indefinite that the shareholders and the Company would not be able to determine with reasonable certainty what actions or measures the Proposal requires. As a result, the Company and the shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- "Minimum Wage" – The Proposal is vague with respect to its subject matter because it asks the Board to adopt principles regarding the "minimum wage." Without further explanation, it is unclear whether this refers to the federally applicable minimum wage, other applicable state or city limits, or the minimum wage that the Company actually pays to its workers. This creates additional confusion (as mentioned in Section II(B)(i) above) in that it becomes unclear whether the Proposal is requesting that the Board adopt "principles" urging and supporting reform of the federally applicable minimum wage or its various local analogs, or rather a more localized policy applicable only to the Company's employees. The supporting statement to the Proposal goes so far as to highlight that the Company is subject to "minimum wage laws around the world," further muddying the waters of exactly what is meant by "minimum wage" and therefore the parameters of the principles that the Proponent requests the Board adopt. Furthermore, the Proposal does not clarify what compensation elements should be considered in the determination of an employee's "minimum wage" or how they should be valued.

- "Principles" – The Proposal asks that the Board adopt "principles" for minimum wage reform, but does not provide clarity with respect to the nature of these "principles." This could be deemed to refer to the adoption of a position that the Company will advocate for with respect to federal minimum wage, or it could refer to the adoption of a policy regarding how Company employees are paid. If the latter, the Proposal is unclear as to whether it requests the adoption of guiding principles or a binding and non-negotiable compensation policy.

- "Reform" – Finally, the Proposal is vague with respect to the "reform" that is requested. It is unclear whether the Proposal advocates for a federal, state or local minimum wage at a specific dollar value, adjustments to what Company employees receive as wages or something else entirely.

iii. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because of the Misleading Nature of the Supporting Statement

Finally, the Proposal is misleading with respect to the supporting statement it provides. The supporting statement provides some facts regarding the federal minimum wage and the federal poverty line, and quotes executives of other companies on the topic of "strong wages and indexing." It refers, without citation, to "polls," media stories and support of Nobel Prize winners for raising and indexing the minimum wage. It does not, however, acknowledge the fact that the Company actually pays its employees more than the federal minimum wage. The Proponent's failure to indicate that all of the Company's employees are paid more than the federal minimum wage misleads the reader of the Proposal by creating an implication that this is an issue that permeates the Company's workforce when, in actuality, it affects very few of the Company's employees.

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

III. Conclusion

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,

Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/ att: Sonia Kowal, President, Zevin Asset Management
Stephen T. Giove, Shearman & Sterling LLP
Doreen E. Lilienfeld, Shearman & Sterling LLP

CVS HEALTH CORPORATION

PROPOSAL OF MERRILY LOVELL 2007 TRUST

EXHIBIT A

Proposal and Related Correspondence

Zevin Asset Management, LLC
PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2015

RECEIVED
NOV 27 2015
LEGAL DEPT

Corporate Secretary
CVS Health Corporation
One CVS Drive, MC 1160,
Woonsocket, RI 02895

Dear Corporate Secretary:

Enclosed please find our letter filing the attached shareholder proposal on minimum wage reform to be included in the proxy statement of CVS Health Corporation (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. Zevin Asset Management is filing on behalf of one of our clients, the Merrily Lovell 2007 Trust dated 3/20/2007 (the Proponent), who has continuously held, for at least one year of the date hereof, 150 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders. A letter verifying ownership of CVS shares from our client's custodian is enclosed.

Zevin Asset Management is primary filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Principles for Minimum Wage Reform

RESOLVED: CVS Health Corporation (CVS) shareholders urge the Board to adopt principles for minimum wage reform, to be published by October 2016.

This proposal does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income - after adjusting for inflation - was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of only $15,080, well below the federal poverty line for families.[1]

Poverty-level wages may undermine consumer spending and corporate social license. Income inequality is recognized as an economy-wide problem. For example, an S&P research brief stated "increasing income inequality is dampening U.S. economic growth." Peter Georgescu, chairman emeritus of Young & Rubicam, wrote in an op-ed *Capitalists, Arise: We Need to Deal With Income Inequality* "Business has the most to gain from a healthy America, and the most to lose by social unrest".

There are examples of CEOs supporting strong wages and indexing:

- Costco CEO Jelinek wrote to Congress urging it to increase the minimum wage. "We know it's a lot more profitable in the long term to minimize employee turnover and maximize employee productivity, commitment and loyalty".
- Morgan Stanley CEO Gorman, McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for minimum wages to be raised.
- Subway CEO DeLuca supports minimum wage indexing because it allows for business planning.
- Aetna's CEO Bertolini, said paying less than $16.00 per hour is "unfair."

According to polls, minimum wage reform is one of the most significant social policy issues.

CVS, an international company, also faces exposure to minimum wage laws around the world, necessitating a clear statement of principles.

According to more than 600 leading economists, including seven Nobel Prize winners, the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum-wage workers. Some research suggests a minimum-wage increase could have a small stimulative effect on the economy.[2]

Media stories about labor disruptions and high profile demands for higher wages included coverage of CVS in 2015. We believe this public attention to CVS within the context of a widespread public debate about the minimum wage and economic inequality presents reputational risks to the company.

---

[1] http://www.epi.org/publication/minimum-wage-workers-poverty-anymore-raising/

[2] http://www.epi.org/minimum-wage-statement/

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2015

To Whom It May Concern:

Please find attached Charles Schwab & Co., Inc's custodial proof of ownership statement of CVS Healthcare Corporation (CVS) from the Merrily Lovell 2007 Trust dated 3/20/2007. Zevin Asset Management, LLC is the investment advisor to the Merrily Lovell 2007 Trust dated 3/20/2007and co-filed a share holder resolution on the Trust's behalf.

This letter serves as confirmation that the Merrily Lovell 2007 Trust dated 3/20/2007 is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 25, 2015

Sonia Kowal
Zevin Asset Management
(617)-742-6660

MERRILY LOVELL 2007 TRUST
Account# *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 150 shares of CVS Health Corporation common stock. These 150 shares have been held in this account continuously for at least one year prior to November 25, 2014.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Otto L. Rivera
Relationship Specialist
Schwab Advisor Services